SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE 251st MEETING OF THE FISCAL COUNCIL

HELD ON FEBRUARY 26, 2025

1.             DATE, TIME AND PLACE: On February 26, 2025, at 04:00 p.m., held remotely.

2.             CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Ordinary Meeting convened pursuant to the Internal Regulations of the Fiscal Council of BRASKEM S.A. (“Braskem” or “Company”), with the attendance of all the Board Members indicated below. The Chairman of the Fiscal Council, Mr. Henrique Jager, presided over the meeting and Ms. Clarisse Schlieckmann acted as secretary.

3.             AGENDA: After due analysis of the subject on the agenda, which was previously forwarded to the members of the Fiscal Council and shall remain duly filed at the Company’s Governance Portal, the members of the Fiscal Council, within the attributions provided for by Federal Law No. 6,404/76, as amended (“Brazilian Corporate Law”), took notice and resolved on the following matter:

3.1.	REVIEW AND OPINION ON THE ANNUAL FINANCIAL STATEMENTS, THE MANAGEMENT’S ANNUAL REPORT AND RESPECTIVE MANAGEMENT ACCOUNTS, AND THE PROPOSAL FOR ALLOCATION OF RESULTS, FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2024: After reviewing the Management’s Annual Report and the individual and consolidated Financial Statements developed in accordance with accounting practices adopted in Brazil and based on international financial reporting standards (IFRS), approved by IASB, to be filed at CVM, related to the fiscal year ended on December 31, 2024, the Board Members issued a favorable opinion, according to the statement contained in Exhibit I of the Annual Management Report and the individual and consolidated Financial Statements, which reflect the loss recorded in the fiscal year ended on December 31, 2024, as stated in the Shareholders' Changes in Net Equity, in the amount of R$ 11,320,184,626.99 (eleven billion, three hundred and twenty million, one hundred and eighty-four thousand, six hundred and twenty-six reais and ninety-nine cents), which will be fully recorded under the heading 'Accumulated Losses', which now registers the amount of R$ 14,034,197,580.41 (fourteen billion, thirty-four million, one hundred and ninety-seven thousand, five hundred and eighty reais and forty-one cents).

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BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE 251st MEETING OF THE FISCAL COUNCIL

HELD ON FEBRUARY 26, 2025

4.             ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, which, after being read, discussed and found to be in order, were signed by all Board Members present at the meeting, by the Chairman and by the Secretary.

São Paulo/SP, February 26, 2025.

Henrique Jager Chairman Daniel André Stieler Effective Member	Clarisse Schlieckmann Secretary Gilberto Braga Effective Member
Ismael Campos de Abreu Effective Member	Roberto dos Santos Rodrigues Effective Member

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BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE 251st MEETING OF THE FISCAL COUNCIL

HELD ON FEBRUARY 26, 2025

EXHIBIT I

FISCAL COUNCIL’S REPORT

BRASKEM S.A.'s members of the Fiscal Council, exercising the powers provided for in article 163, items II and VII of Federal Law No. 6,404/76, after reviewing: (i) the Annual Management Report; (ii) the Company's Individual and Consolidated Financial Statements and the Company’s respective Explanatory Notes related to the fiscal year ended on December 31, 2024, which reflect the loss recorded in the fiscal year, as stated in the Shareholders' Changes in Net Equity, in the amount of BRL 11,320,184,626.99 (eleven billion, three hundred and twenty million, one hundred and eighty-four thousand, six hundred and twenty-six reais and ninety-nine cents), which will be fully recorded under the heading “Accumulated Losses” which will then record the amount of BRL 14,034,197,580.41 (fourteen billion, thirty-four million, one hundred and ninety-seven thousand, five hundred and eighty reais and forty-one cents); and (iii) the unqualified opinion of KPMG Auditores Independentes, issued on this date, unanimously concluded that the reviewed documents properly reflect the Company’s financial and equity status, and favorably recommend that the documents are in condition to be approved by the Company’s Annual General Shareholder’s Meeting.

São Paulo/SP, February 26, 2025.

Henrique Jager Chairman Gilberto Braga Effective Member	Daniel André Stieler Effective Member Ismael Campos de Abreu Effective Member
Roberto dos Santos Rodrigues Effective Member

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.